1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

DEREK B. NEWMAN derek.newman@dechert.com +1 202 261 3443 Direct +1 202 261 3333 Fax

May 24, 2007

VIA EDGAR

John Grzeskiewicz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Dividend Capital Strategic Global Realty Fund (“Registrant”)

File Nos. 333-130790 and 811-21840

Dear Mr. Grzeskiewicz:

In a letter dated May 17, 2007, you provided the Securities and Exchange Commission staff’s (the “Staff”) comments on Pre-Effective Amendment No. 1 to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”) of Dividend Capital Strategic Global Realty Fund (the “Registrant”), as filed on March 15, 2007. The Staff’s comments, along with the Registrant’s responses, is set forth below.

PROSPECTUS

Comment 1: In order to use “global” in its name, the Fund should invest at least 40% of its total assets outside the United States.

Response: As you know, the Commission and the Staff have noted that the term “global” connotes diversification among investments in a number of different countries throughout the world and such term is not subject to Rule 35d-1. However, the Commission notes that it would expect investment companies using “global” in their name to invest their assets in investments that are tied economically to a number of countries throughout the world. (See Names Rule: Investment Company Names, Rel. No. IC-24828 (Jan. 17, 2001), at fn. 42) (the “Names Rule Release”).

In the past, the Commission and the Staff have distinguished “global” investment companies by suggesting that an investment company with “global” in its name invest in securities of issuers in at least three different countries (which may include the United States). (See January 3, 1991 Dear Registrant Letter).

U.S. Austin Boston Charlotte Harrisburg Hartford New York Newport Beach Palo Alto Philadelphia Princeton

San Francisco Washington DC EUROPE Brussels Frankfurt London Luxembourg Munich Paris

John Grzeskiewicz May 24, 2007 Page 2

In adopting an investment policy to have investments in at least three countries, including the United States, the Registrant believes that its investment policy is consistent with Commission and Staff guidance with respect to the use of the term “global” in a fund’s name. Furthermore, the Registrant notes that it is aware of several funds that currently follow similar policies with respect to the use of the term “global.”

In addition, as currently disclosed, the Registrant intends to gain exposure to the global real estate market by utilizing total return swap agreements, whereby the return of the swap is tied to a specific foreign issuer. Although the amount of the Registrant’s assets which are dedicated to total return swaps may represent a small portion of its net assets, a position in these derivatives provides a return that is economically equivalent to the return derived from an investment in the notional amount of the derivative instrument. A strict application of a 40% asset test would not take into account this component of the Registrant’s investment strategy.

In consideration of the Registrant’s stated policy of investing in securities of issuers in at least three different countries and the Registrant’s use of direct and total return swap investment strategies to obtain this exposure, the Registrant believes the use of the term “global” in its name complies with the standard set forth in Section 35(d) of the 1940 Act and Staff guidance as set forth in footnote 42 to the Names Rule Release.

Comment 2: Please ensure that the legend required by Rule 481(b)(1) under the 1933 Act appears on the outside front cover page as required by Item 1.1.h of Form N-2.

Response: Comment accepted. Registrant has included the legend required by Rule 481(b)(1) on the outside front cover of its prospectus.

Comment 3: Under “Investment Adviser and Administrator”, please revise the disclosure to make it clear that Dividend Capital Investments LLC (DCI) is both the Adviser and the administrator of the Fund. Shifting from “the Adviser” to “DCI” in the same section may create some confusion as to whether this is still the same entity.

Response: Comment accepted. Registrant has revised the disclosure consistent with this comment.

Comment 4: (a) Supplementally inform the staff why there are separate advisory and administration agreements rather than one integrated agreement and (b) whether the Board considered any entities other than the Adviser to be the Fund’s administrator. (c) Inform the staff the reasons why the Board considered the selection of the Adviser as the Administrator appropriate despite the fact that DCI seems to lack any experience managing investment companies.

John Grzeskiewicz May 24, 2007 Page 3

Response: Dividend Capital Investments LLC (“DCI”) will provide advisory and administrative services, pursuant to separate investment management and administration agreements (the “Agreements”) to the Registrant. The Registrant will enter into separate agreements with DCI with respect to these services because such services are distinct (i.e. investment management vs. administrative services) and each agreement addresses specifically those distinct services. Further, as you are aware, the statutory requirements related to entering into, continuing and amending investment management agreements differ from that related to administration agreements, and the Registrant believes it is prudent for this reason to maintain separate agreements. For example, if both investment management and administrative services are covered under one agreement and a decision is made at a later time to amend the administrative services provided to the Registrant, the fee for such services, or the service provider providing such services, this could give rise to an issue as to whether such action would require the approval of shareholders. Maintaining separate agreements avoids this potential issue.

Currently, DCI provides comparable investment management and administrative services to Dividend Capital Realty Income Allocation Fund (“DCA”), a closed-end management investment company, pursuant to substantially similar agreements.

In providing administrative serves to DCA, DCI has entered into separate investment accounting and tax services agreements with State Street Bank and Trust Company (“State Street”) pursuant to which State Street provides certain accounting and tax administration services to DCA. DCI (not the fund) pays State Street a portion of the administrative fee it receives from DCA (DCI receives an administrative fee at an annual rate of 0.10% of the fund’s average daily managed assets, and pays State Street out of this fee). DCI performs various administrative services to DCA that are currently not being provided by State Street.

The board of DCA has reviewed on an annual basis the administrative services provided and/or procured by DCI, and has considered factors such as the nature, extent and quality of the services, the costs of providing such services, DCI’s profitability and comparative data on administrative fees charged to similar closed-end funds. The Board of Trustees of DCA has concluded that the administration agreement is in the best interests of DCA and its shareholders, that the services provided thereunder are required for DCA’s operations and are of a reasonable quality, and that the compensation paid under the administration agreement is fair and reasonable in light of the services provided.

The Registrant and DCA have the same board composition. As such, the Trustees of the Registrant are familiar with this administrative structure, the services provided and/or procured by DCI thereunder, and comparative fee structures, and have reviewed those services in light of the factors discussed above in the context of DCA. After considering the services to be provided to or procured for the Registrant, the board of the Registrant (including each of the Registrant’s

John Grzeskiewicz May 24, 2007 Page 4

independent Trustees) has concluded that the Administration Agreement is in the best interests of the Registrant and its future shareholders, that the services to be provided thereunder are required for the Registrant’s operations, and that the compensation paid under the Administration Agreement is fair and reasonable in light of the services provided. As currently disclosed, DCI intends to enter into an agreement with ALPS Fund Sevices, Inc. (“ALPS”), pursuant to which ALPS will provide administration, tax, bookkeeping and pricing services to the Registrant.

Comment 5: Disclose whether the Adviser has any experience managing closed-end funds or investment companies. If not, the lack of such experience should be listed as a separate and distinct risk factor both in the prospectus summary and the main body of the prospectus.

Response: Comment accepted. The Adviser provides investment management and advisory services to other registered investment companies, including DCA (as discussed above), other investment vehicles and accounts of institutional and individual clients. The disclosure has been revised to note this fact. As such, risk disclosure with respect to a lack of management experience is not warranted.

Comment 6: See the preceding comment.

Response: See response to preceding comment.

Comment 7: Supplementally inform the undersigned whether the Fund has sought exemptive relief to permit the distribution of capital gains more frequently than annually. If not, explain to the staff why the Fund has not done so and what are the factors or circumstances that would cause the Fund the seek exemptive relief or to decide that such relief is not needed.

Response: As currently disclosed, the Registrant may seek exemptive relief from the Commission to permit it to distribute long-term capital gains more frequently than annually, which could facilitate the maintenance of the level rate distribution policy. Currently, the Registrant does not intend to distribute long-term capital gains more frequently than annually in compliance with Section 19(b) of the 1940 Act, except to the extent permitted under Rule 19b-1.

Comment 8: Supplementally explain to the staff the reasons why the Fund is committing itself to paying an initial distribution within 90 days from the completion of the offering.

Response: The Registrant has revised its disclosure to provide for the declaration of its initial distribution within 45 days followed by the payment of such distribution within 60 days from the completion of the offering. Given the Registrant’s investment strategy, the Adviser believes that, subject to market conditions, the Registrant will be in a position to make such a distribution within that time period. The Registrant believes that it is appropriate, given the investment objectives of the Registrant, to inform shareholders as to the anticipated timing of the initial distribution.

John Grzeskiewicz May 24, 2007 Page 5

Comment 9: Supplementally inform the staff whether, and when, the Board formulated and approved the Fund’s valuation procedures.

Response: At it organizational board meeting held on May 22, 2007, the Registrant’s board of trustees approved the Registrant’s valuation procedures.

Comment 10: Amplify the disclosure to clarify the specific valuation methods that will be applied to derivatives, collateralized debt obligations, commercial mortgage-backed securities, loan participations, and total return swaps.

Response: Commented accepted. Appendix A illustrates, via document comparison, changes made to the disclosure in light of this comment.

STATEMENT OF ADDITIONAL INFORMATION

Comment 11: Under “Portfolio Turnover”, disclose whether a high portfolio turnover is anticipated for the Fund. Specifically, state whether the Fund expects to have a portfolio turnover that exceeds 100%.

Response: Comment accepted. The Registrant has revised the disclosure as follows:

The Fund may engage in frequent and active trading of portfolio securities. As a result, the Fund’s annual portfolio turnover rate may vary greatly from year to year. In the early stages of the Fund’s operations and for periods thereafter, the Fund’s annual portfolio turnover rate may exceed 100 percent. There are no limits on portfolio turnover and investments may be sold without regard to length of time held. A higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund. High portfolio turnover may result in the realization of net short-term capital gains by the Fund which, when distributed to shareholders, will be taxable as ordinary income.

Comment 12: The trustees and officers of the Fund, including the requisite number of disinterested trustees, should be furnished by a pre-effective amendment.

Response: Comment accepted. This information will be furnished in the next pre-effective amendment filed by the Registrant.

John Grzeskiewicz May 24, 2007 Page 6

GENERAL COMMENTS

Comment 13: Please state in your response letter whether the NASD will, or has reviewed the terms and arrangements of the offering.

Response: The NASD will review the terms and arrangements of the offering.

Comment 14: We note that portions of the disclosure have been left blank. We may have further comments on such portions when you complete them in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

Response: N/A

Comment 15: Please supply the undersigned with copies of any exemptive applications and no-action requests the Fund has submitted, or will submit, in connection with registration of its shares.

Response: As of the date of this letter, the Registrant has not submitted any exemptive applications or no-action requests in connection with the registration of its shares.

Comment 16: Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 21 under Regulation C under the Securities Act of 1933. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Response: Comment accepted. The Registrant will review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 21 under Regulation C under the Securities Act of 1933.

Comment 17: If the Fund intends to rely on Rule 430A under the 1933 Act to omit certain information from the prospectus included with the final pre-effective amendment, please identify the omitted information to us supplementally, preferably before filing the Fund’s final pre-effective amendment.

Response: In the event that the Registrant relies on Rule 430A under the 1933 Act to omit certain information from the prospectus included with the final pre-effective amendment, the Registrant will notify the Staff and identify omitted information.

John Grzeskiewicz May 24, 2007 Page 7

* * * * * * *

In addition to these comments, you requested that the Registrant make certain representations concerning Pre-Effective Amendment No. 1 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3467 or Douglas P. Dick at (949) 442-6060 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Derek B. Newman
Derek B. Newman

cc:	Jeffrey Taylor
Derek Mullins
Douglas P. Dick

Appendix A

NET ASSET VALUE

The Fund will determine the net asset value of its shares daily, as of the close of trading on the New York Stock Exchange (currently 4:00 p.m., Eastern Time). Net asset value per common share is computed by dividing the value of all assets of the Fund (including accrued interest and dividends), less all liabilities (including accrued expenses and dividends declared but unpaid) and less the liquidation preference of any outstanding preferred shares issued by the Fund, by the total number of common shares outstanding. Any swap transaction that the Fund enters into may, depending on the applicable interest rate environment, have a positive or negative value for purposes of calculating net asset value. Any cap transaction that the Fund enters into may, depending on the applicable interest rate environment, have no value or a positive value. In addition, accrued payments to the Fund under such transactions will be assets of the Fund and accrued payments by the Fund will be liabilities of the Fund.

For purposes of determining the net asset value of the Fund, readily marketable portfolio securities listed on the New York Stock Exchange are valued, except as indicated below, at the last sale price reflected on the consolidated tape at the close of the New York Stock Exchange on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day, then the security is valued by such method as the Board shall determine in good faith to reflect its fair market value. Readily marketable securities not listed on the New York Stock Exchange but listed on other domestic or foreign securities exchanges or admitted to trading on the National Association of Securities Dealers Automated Quotations, Inc. (“NASDAQ”) National List are valued in a like manner (NASDAQ traded securities are valued at the NASDAQ official closing price). Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the tape at the close of the exchange representing the principal market for such securities.

Readily marketable securities traded in the over the counter market, including listed securities whose primary market is believed by the Adviser to be over the counter, but excluding securities admitted to trading on the NASDAQ National List, are valued at the mean of the current bid and asked prices as reported by NASDAQ or, in the case of securities not quoted by NASDAQ, the National Quotation Bureau or such other comparable source, as the Board deems appropriate to reflect their fair market value. ~~However, certain fixed income securities may be valued on the basis of prices provided by a pricing service when such prices are believed by the Board to reflect the fair market value of such securities. The prices provided by a pricing services take into account institutional size trading in similar groups of securities and any developments related to specific securities~~. Where securities are traded on more than one exchange and also over the counter, the securities will generally be valued using the quotations the Board believes reflect most closely the value of such securities. Short-term investments having a maturity of 60 days or less are generally valued at amortized cost. Exchange traded options, futures and options on futures are valued at the settlement price determined by the exchange.

With respect to single security total return swaps in which the “referenced security” is traded on a national securities exchange, the referenced security is valued as described in the preceding paragraph. In the event market quotations are not readily available for the referenced security, the “fair value” of the referenced security will be determined as described below. In addition to the price information on the referenced security, the Fund will confirm the daily receivable/payable balances from the swap counterparty in order to verify proper accrual information. The receivable/payable information and daily price are the factors in determining the value of the swap.

When closing market prices or market quotations are not readily available or are considered by the Adviser to be unreliable, the Fund may use a security’s fair value, as determined pursuant to procedures to be adopted by the Fund’s Board. Additionally, if the Adviser believes that the price of a security obtained under the valuation procedures discussed above does not represent the amount that the Fund reasonably expects to receive on a current sale of the security, the Fund will value the security based on a method that the Board believes accurately reflects fair value. The use of fair value pricing by the Fund may cause the net asset value of its shares to differ from the net asset value that would be calculated using closing market prices.

Certain fixed income obligations having remaining maturities greater than 60 days, for which there are no readily available market quotations or sales information (including, but not limited to, CMBS, CRE CDOs and other real estate asset-backed securities and commercial loan participations), are valued by independent pricing services or assigned a value based on a daily quote obtained from a broker/dealer. The pricing methodologies used by such independent pricing services and broker/dealers are reviewed and approved by the Fund’s Board. The prices provided by independent pricing services and broker/dealers take into account institutional size trading in similar groups of securities, relevant market factors and any developments related to specific securities.

Exhibit

Dividend Capital Strategic Global Realty Fund

518 Seventeenth Street, Suite 1200

Denver, Colorado 80202

Via EDGAR

May 24, 2007

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dividend Capital Strategic Global Realty Fund (the “Registrant”) (File Nos. 333-130790 and 811-21840)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Pre-Effective Amendment No. 1 to the Registrant’s registration statement under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, as filed on March 15, 2007 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

should the Securities and Exchange Commission (“SEC”) or its staff (“SEC Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the Registration Statement;

•

the action of the SEC or the SEC Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the SEC under the Federal securities laws of the United States.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Derek B. Newman at (202) 261-3467 or Douglas P. Dick at (949) 442-6060 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Thomas I. Florence
Thomas I. Florence
President

cc:	Douglas P. Dick
Derek B. Newman
Jeffrey Taylor
Derek Mullins